

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 27, 2017

Adam H. Clammer
Co-Chief Executive Officer
Nebula Acquisition Corporation
480 Pacific Avenue, Suite 200
San Francisco, CA 94133

> **Re:** **Nebula Acquisition Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted October 31, 2017**
> **CIK No. 0001720353**

Dear Mr. Clammer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Proposed Business, page 3

Business Strategy, page 3

2.   We note the disclosure that you believe the "experience and track record" of your
        management team, with the support of True Wind Capital, will enable you to
        successfully identify and execute an initial business combination. Additionally,
        disclosure on page 5 indicates that True Wind Capital has completed "control-stake"
        investments in three technology companies to date. Please clarify whether your
        management team has identified initial business combinations involving special
        purpose acquisition companies.

Business Strategy, page 3

3.   You state that you intend to identify and acquire a business within the technology and
        technology-enabled services sectors with an overall transaction value "between $500
        million and $2.5 billion." Please expand your disclosure to clarify that if you
        consummate a business combination in accordance with your intended criteria,
        additional consideration may be required to supplement the estimated net proceeds
        from this offering and discuss alternative financing methods you will consider in
        order to complete such transaction. We note your disclosure on page 55 that you
        believe that the net proceeds of this offering and the sale of the private placement
        warrants will be sufficient to allow you to complete your initial business combination.

Market Opportunity, page 4

4.   Please provide support for the industry statistics you include in this section and in the
        corresponding section on page 80.

The Offering, page 9

5.   We note that you have 27 months, including the three month extension period, within
        which to complete the initial business combination and that the extension period is
        applicable only if the Company has executed a letter of intent for a business
        combination within 24 months from the closing of this offering. Please disclose
        whether you may seek to amend your amended and restated certificate of
        incorporation to extend the date by which you must consummate a business
        combination should you require time beyond the 27 months. We note your risk factor
        disclosure on page 54 which provides that you may amend your amended and restated
        certificate of incorporation or other governing instruments in a manner that will make
        it easier for you to complete your initial business combination.

Permitted Purchases of Public Shares by our Affiliates, page 19

6.   Please disclose here and on page 98, if true, that there is no limit on the number of public shares your initial stockholders, directors, officers, advisors or their affiliates may purchase.

Risk Factors, page 31

7.   We note your disclosure on page 134 that there are no tax authorities that directly address instruments similar to the units that you are issuing in this offering, as well as your disclosure on page 137 that tax consequences of a cashless exercise of warrants are "not clear under current tax law." Please add a risk factor that describes the material tax uncertainties that investors will encounter as a result of investing in the offering.

NASDAQ may delist our securities from trading on its exchange, page 35

8.   Please revise the heading of the risk factor and related disclosure to clarify that your securities have not yet been approved for listing on NASDAQ. Please also confirm that you will revise your registration statement to reflect applicable changes to your disclosure if your application is not approved.

Description of Securities, page 119

9.   Please briefly describe the factors that the underwriters will consider in determining whether to allow earlier separate trading of Class A common stock and warrants comprising the units.

        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, me at (202) 551-3642 with any other questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen

                                        Loan Lauren P. Nguyen
                                        Legal Branch Chief
                                        Office of Natural Resources